UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

As previously disclosed in the Form 6-K filed on March 3, 2026, the shareholders of Golden Heaven Group Holdings Ltd. (the “Company”) approved, at the extraordinary general meeting held on March 3, 2026, a special resolution relating to the reduction and reorganization of the Company’s share capital (the “Share Capital Reduction and Reorganisation”) and an ordinary resolution relating to the increase in the Company’s share capital (the “Share Capital Increase”), subject to the conditions set forth therein. The principal components of the Share Capital Reduction and Reorganisation and the Share Capital Increase are as follows:

Share Capital Reduction

a. the par value of each issued and outstanding Class A ordinary share of US$1.875 par value each and Class B ordinary share of US$1.875 par value each in the share capital of the Company be reduced to US$0.00001 by cancelling US$1.87499 of the paid-up capital on each of the issued and outstanding Class A ordinary shares of US$1.875 par value each and Class B ordinary shares of US$1.875 par value each (the “Share Capital Reduction”);

b. following the Share Capital Reduction, the amount deemed to be paid up on each issued and outstanding share of the Company be US$0.00001;

c. the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the board of directors of the Company may deem fit and as permitted under the Companies Act, the Company’s memorandum and articles of association, and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

Share Capital Subdivision

d. immediately following the Share Capital Reduction:

i. each authorised but unissued Class A ordinary share of US$1.875 par value each be subdivided into 187,500 Class A ordinary shares of US$0.00001 par value each; and

ii. each authorised but unissued Class B ordinary share of US$1.875 par value each be subdivided into 187,500 Class B ordinary shares of US$0.00001 par value each,

(the “Subdivision”);

Share Capital Cancellation

e. immediately following the Subdivision, the authorised share capital of the Company be altered by the cancellation of such number of unissued Class A ordinary shares of US$0.00001 par value each and unissued Class B ordinary shares of US$0.00001 par value each that will result in the Company having authorised share capital of US$32,096 divided into: (i) 3,200,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 9,600,000 Class B ordinary shares of US$0.00001 par value each (the “Cancellation”); and

Authorised Share Capital Confirmation

f. immediately following the Share Capital Reduction, the Subdivision and Cancellation, the authorised share capital of the Company shall be US$32,096 divided into: (i) 3,200,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 9,600,000 Class B ordinary shares of US$0.00001 par value each.

Share Capital Increase

Subject to the Share Capital Reduction and Reorganisation being approved by shareholders and effected, the authorised share capital of the Company shall be increased from US$32,096 divided into: (i) 3,200,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 9,600,000 Class B ordinary shares of US$0.00001 par value each to US$33,000 divided into: (i) 3,000,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 300,000,000 Class B ordinary shares of US$0.00001 par value each.

On April 30, 2026, the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) approved the Share Capital Reduction and Reorganisation. The Company has completed registration with the Cayman Registrar of the relevant minute and its Tenth Amended and Restated Memorandum and Articles of Association reflecting the Share Capital Reduction and Reorganisation and the Share Capital Increase, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

As a result, and pursuant to the Tenth Amended and Restated Memorandum and Articles of Association, the Company’s authorized share capital is now US$33,000 divided into: (i) 3,000,000,000 Class A ordinary shares of US$0.00001 par value each, and (ii) 300,000,000 Class B ordinary shares of US$0.00001 par value each.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, and (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026.

Exhibit No.	Description
3.1	Tenth Amended and Restated Memorandum and Articles of Association of Golden Heaven Group Holdings Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holdings Ltd.

Date: May 4, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)

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